Squire, Sanders & Dempsey L.L.P. 221 E. Fourth Street Suite 2900 Cincinnati, Ohio 45202
Office:	+1.513.361.1200
Fax:	+1.513.361.1201
May 24, 2010
Via Edgar and Courier
Michael R. Clampitt, Senior Attorney
Matthew McNair, Attorney-Advisor
Division of Corporation Finance
Mail Stop 4720
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	U.S. Bancorp Registration Statement on Form S-4 Filed May 10, 2010 File No. 333-166706 USB Capital IX Schedule TO-I Filed May 10, 2010 File No. 005-85456
Dear Messrs. Clampitt and McNair:
     On behalf of our client, U.S. Bancorp, a Delaware corporation (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings as set forth in your letter dated May 18, 2010. To facilitate the Staff’s review, this letter includes each of the Staff’s comments in italics followed by the Company’s response.
     The Company is also filing today with the Commission, Amendment No. 1 to the Company’s Registration Statement on Form S-4, originally filed with the Commission on May 10, 2010 (the “Registration Statement”), and Amendment No.1 to the Schedule TO for USB Capital IX, originally filed by the Company with the Commission on May 10, 2010 (the “Schedule TO”), each of which reflect the responses set forth below, as appropriate. We are also sending you via courier three (3) courtesy copies of the as-filed Amendment No. 1 to the Registration Statement and Amendment No.1 to the Schedule TO, marked to show changes from the Registration Statement, as originally filed, and the Schedule TO, as originally filed,
Cincinnati • Cleveland • Columbus • Houston • Los Angeles • Miami • New York • Palo Alto • Phoenix • San Francisco • Tallahassee • Tampa
Tysons Corner • Washington DC • West Palm Beach | Bogotá+ • Buenos Aires+ • Caracas • La Paz+ • Lima+ • Panamá + • Rio de Janeiro • Santiago+
Santo Domingo • São Paulo | Bratislava • Brussels • Bucharest+ • Budapest • Dublin+ • Frankfurt • Kyiv • London • Moscow • Prague • Warsaw

Beijing • Hong Kong • Shanghai • Tokyo	+ independent network firm
www.ssd.com

Squire, Sanders & Dempsey L.L.P.
Securities and Exchange Commission
May 24, 2010

respectively. Capitalized terms used in the following responses without definition have the meanings specified in the Registration Statement.
Schedule TO-I
Item 3. Identity and Background of Filing Person
1.	Please provide the disclosure in this Item and in Item 5(e) in the document delivered to security holders.
          In response to the Staff’s comment, the Company has provided the disclosures referenced in Item 3 and Item 5(e) of the Schedule TO on pages 37 (under “—General”) and 66 (under “Management”) of the prospectus and consent solicitation statement (the “Prospectus”) included as part of the Registration Statement.
Form S-4, filed May 10, 2010 Prospectus Cover Page
2.	We note the legend required by Item 501(b)(10) of Regulation S-K and the “Subject to Completion” heading at the top of the cover page. We also note that the company appears to have commenced its exchange offer prior to the effectiveness of the registration statement. Please refer to Question 2 in Section I.E. of the July 2001 Interim Supplement to Publicly Available Telephone Interpretations and revise the legend and heading accordingly. Please also confirm that you will comply with this guidance in the future where an offering is commenced early.
          In response to the Staff’s comment, the Company has revised the legend and heading in the Prospectus. The Company further confirms that it will in the future comply with the Staff’s guidance with respect to the legend required by Item 501(b)(10) of Regulation S-K where the Company is commencing an offering early.
3.	Please revise to disclose the dollar amount of accrued and unpaid distributions that will be paid on each Normal ITS accepted in the exchange offer assuming the offer expires on the current expiration date. Revise throughout the prospectus, as necessary.
          In response to the Staff’s comment, the Company has included revised disclosure on the Prospectus cover page and other appropriate places in the Prospectus to disclose the amount of accrued and unpaid distributions that will be paid on each Normal ITS accepted in the Exchange Offer, assuming the Exchange Offer expires on the current Expiration Date of June 7, 2010.
4.	We note that you may prorate tendered securities in certain cases. Please confirm that if you determine the need to prorate the tendered securities you will comply with the requirements of Rule 14e-1(b) and extend the offer for ten business days (unless there are ten business days left in the offer period).

Squire, Sanders & Dempsey L.L.P.
Securities and Exchange Commission
May 24, 2010

          In response to the Staff’s comment, the Company hereby confirms that it will extend the Exchange Offer for ten business days (unless there are ten business days left in the offer period) in the event the Company elects to prorate the Normal ITS tendered in the Exchange Offer.
Where You Can Find More Information, page ii
5.	While we recognize that any documents you file pursuant to Section 13(a), (c), 14 or 15(d) of the Exchange Act after the date the prospectus is declared effective may be deemed incorporated by reference into the Form S-4, Schedule TO-T does not permit forward-incorporation by reference. Please revise or advise.
          In response to the Staff’s comment, the Company hereby confirms that the Schedule TO will, to the extent required, be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Registration Statement.
     Forward-Looking Statements, page iii
6.	We note that you do not undertake to update any forward-looking statements in light of new information or future events. This disclosure is inconsistent with your obligation under Rule 13e-4(d)(2) to amend the document to reflect a material change in the information previously disclosed. Please revise.
          In response to the Staff’s comment, the Company has revised its disclosure on page iii of the Prospectus to delete the statement referenced in the Staff’s comment.
     Questions and Answers about the Exchange Offer and the Consent Solicitation
     What is the purpose of the Exchange Offer and the Consent Solicitation?, page 1
7.	Revise to split into purposes of the Exchange Offer and purposes of the Consent Solicitation. In addition, under the Exchange Offer, make the following disclosures:
a.	Quantify how a successful offer would improve equity capital and/or regulatory capital;

b.	Disclose the additional interest costs; and

c.	Assess the impact on capital if the required consents are received, but no shares are exchanged.
          In response to the Staff’s comment, the Company has revised its disclosure on page 1 of the Prospectus and other appropriate places in the Prospectus to address the disclosures referenced in 7.a and 7.b of the Staff’s comment.
          With respect to the Staff’s comment in 7.c, the impact on the Company’s capital if the requisite Consents are received, but no Normal ITS are exchanged, is immaterial. The Company estimates the maximum after-tax expense associated with Consent Fees would be approximately $968,750 (assuming all holders of Normal ITS consent without tendering). This would result in a corresponding reduction to the Company’s total shareholders’ equity on a consolidated basis, which as of March 31, 2010 was approximately $27.6 billion. Accordingly, the Company respectfully submits that given the immaterial impact such Consent Fee payments would have on total shareholders’ equity, no additional disclosures are necessary.

Squire, Sanders & Dempsey L.L.P.
Securities and Exchange Commission
May 24, 2010

     What are the terms of the preferred stock?, page 2
8.	Noting the legal opinion indicates the specific terms have not yet been approved, revise to add similar disclosure here.
          In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 51 of the Prospectus.
     What consideration are we offering ..., page 3
9.	Please revise to disclose whether there are any circumstances under which consent fees would not be paid to non-tendering holders that deliver valid consents. For example, disclose whether consent fees will be paid where holders of at least a majority in aggregate liquidation amount of the outstanding Normal ITS tender their Normal ITS.
          In response to the Staff’s comment, the Company has revised its disclosure on page 3 of the Prospectus.
     Risk Factors
     We may not accept all of the Normal ITS tendered in the Exchange Offer ..., page 25
10.	We note that you intend for the Normal ITS to continue to be listed on the New York Stock Exchange and that the New York Stock Exchange will consider delisting the outstanding Normal ITS if, among other things, the aggregate market value of the Normal ITS is less than $4 million, which you indicate would occur if greater than 99% of the outstanding Normal ITS were tendered into the Exchange Offer. Please revise to clarify whether you intend to accept all tendered Normal ITS other than the minimum number necessary to maintain the relevant listing standards.
          In response to the Staff’s comment, the Company confirms that it does intend to accept all tendered Normal ITS other than the minimum number necessary to maintain listing on the New York Stock Exchange. Accordingly, the Company has revised its disclosure on page 25 and throughout the Prospectus.
     The Exchange Offer and The Consent Solicitation
     Conditions of the Exchange Offer, page 38
11.	We note you have reserved the right to assert the occurrence of any of the conditions to the offer “at any or at various times.” This disclosure suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or

Squire, Sanders & Dempsey L.L.P.
Securities and Exchange Commission
May 24, 2010

waived before the expiration of the offer. Revise the disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer. Make corresponding revisions to your filing as necessary.
          In response to the Staff’s comment, the Company has revised its disclosure on page 40 of the Prospectus.
12.	Refer to the disclosure in the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.
          The Company confirms its understanding of the Staff’s comment.
13.	Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform security holders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.
          The Company confirms its understanding of the Staff’s comment.
Security Ownership, page 47
14.	Please tell us why you need to qualify your disclosure “to the best of [your] knowledge” or delete the qualifying language.
          In response to the Staff’s comment, the Company has deleted the qualifying language and has further revised this section to limit the relevant disclosure to the individuals required by Schedule TO.

Squire, Sanders & Dempsey L.L.P.
Securities and Exchange Commission
May 24, 2010

     Material U.S. Federal Income Tax Consequences, page 65
15.	You state that this section is based on the treatment of the Trust as a grantor trust and on the treatment of the Underlying Notes as your indebtedness for U.S. federal income tax purposes. It is inappropriate to assume legal conclusions that underlie counsel’s opinion. Please revise accordingly.
          In response to the Staff’s comment, the Company has revised its disclosure on page 73 of the Prospectus.
16.	We note that counsel’s opinion is subject to some uncertainty. Please provide risk factor disclosure that addresses the risks associated with the uncertain nature of counsel’s opinion.
          In response to the Staff’s comment, the Company has added an additional risk factor on page 26 of the Prospectus.
     Exhibit 5.1
17.	Counsel may not limit the legality opinion to only statutory law. Please arrange for counsel to clarify that the opinion is based on statutory law as well as all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
          Counsel has complied with the Staff’s comment by issuing a revised Exhibit 5.1 opinion that includes the requested clarification.
* * * * *

Squire, Sanders & Dempsey L.L.P.
Securities and Exchange Commission
May 24, 2010

     We appreciate the efforts of the Staff to assist the Company in resolving the above comments as soon as reasonably possible. Please contact the undersigned at the above number or Aaron A. Seamon at (614) 365-2759 if you have any questions regarding the responses set forth above.

Very truly yours,
/s/ James J. Barresi
James J. Barresi

cc:	Lee R. Mitau, Esq.
Laura Bednarski, Esq.
Matthew B. Krush, Esq.
     U.S. Bancorp

Aaron A. Seamon, Esq.
     Squire, Sanders & Dempsey L.L.P.

Michael J. Schiavone, Esq.
Lona Nallengara, Esq.
Shearman & Sterling LLP